Mail Stop 6010

August 3, 2006

Mr. R. Brian Hanson
Executive Vice President and Chief Financial Officer
Input / Output, Inc.
12300 Parc Crest Dr.
Stafford, TX 77477

> **RE:** **Input / Output, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Form 8-K filed May 10, 2006**
> **File No.   1-12961**

Dear Mr. Hanson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant